UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on appointment of Board Member

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Rio de Janeiro, June 24, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that its Board of Directors, in a meeting held today, approved the appointment of Mr. Ruy Flaks Schneider for the position of member of the company's Board of Directors. Mr. Ruy Schneider's appointment will be submitted to Petrobras' 2020 Annual General Meeting, called for July 22, 2020, together with the other names nominated by the Controlling Shareholder for the position of member of Petrobras' Board of Directors for the 2020-2022 term of office.

Mr. Ruy Schneider is an industrial mechanical and production engineer graduated from PUC-RIO as well as a Master of Sciences in Engineering Economy from Stanford University. Navy reserve officer, he attended the Escola Superior de Guerra. He founded the Industrial Engineering Department at PUC-RIO, becoming its first director and establishing the first master's program in Industrial Engineering in Brazil. With several published articles, he works as a speaker, in Brazil and abroad.

He has accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil S.A., Banco Brascan de Investimento S.A., Banco de Montreal S.A.-MontrealBank, Grupo Multiplan and INB Indústrias Nucleares do Brasil.

Mr. Ruy Schneider served as a member of the Central Bank's capital market advisory Board, participating in advising on the preparation of the external debt conversion program.

He is chairman of the Board of Directors of the Liga da Reserva Naval do Brasil. Creator of the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer